UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Artesyn Technologies, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    043127109
                                    ---------
                                 (CUSIP Number)

                                 March 31, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  043127109

1.       Name of Reporting Person
         I.R.S. Identification No. of the above person (entities only).

         Copper Beech Capital Advisors LLC

2.       Check the Appropriate Box if a Member of a Group.
         (a) [ ]
         (b) [X]

3.       SEC Use Only.

4.       Citizenship or Place of Organization.

         Delaware


Number of Shares       5.  Sole Voting Power
Beneficially Owned              -0-
by Each Reporting      6.  Shared Voting Power
Person With                     1,255,326
                       7.  Sole Dispositive Power
                                -0-
                       8.  Shared Dispositive Power
                                1,255,326


9.       Aggregate Amount Beneficially Owned by Reporting Person.

         1,255,326

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

11.      Percent of Class Represented by Amount in Row (9)

         3.2%

12.      Type of Reporting Person

         OO

CUSIP No.  043127109

1.       Name of Reporting Person
         I.R.S. Identification No. of the above person (entities only).

         Copper Beech Capital Management, Inc.

2.       Check the Appropriate Box if a Member of a Group.
         (a) [ ]
         (b) [X]

3.       SEC Use Only.

4.       Citizenship or Place of Organization.

         Delaware


Number of Shares       5.  Sole Voting Power
Beneficially Owned              -0-
by Each Reporting      6.  Shared Voting Power
Person With                     1,263,073
                       7.  Sole Dispositive Power
                                -0-
                       8.  Shared Dispositive Power
                                1,263,073


9.       Aggregate Amount Beneficially Owned by Reporting Person.

         1,263,073

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

11.      Percent of Class Represented by Amount in Row (9)

         3.3%

12.      Type of Reporting Person

         CO

CUSIP No.  043127109

1.       Name of Reporting Person
         I.R.S. Identification No. of the above person (entities only).

         Frank R. DeSantis, Jr.

2.       Check the Appropriate Box if a Member of a Group.
         (a) [ ]
         (b) [X]

3.       SEC Use Only.

4.       Citizenship or Place of Organization.

         United States


Number of Shares       5.  Sole Voting Power
Beneficially Owned              -0-
by Each Reporting      6.  Shared Voting Power
Person With                     2,518,399
                       7.  Sole Dispositive Power
                                -0-
                       8.  Shared Dispositive Power
                                2,518,399


9.       Aggregate Amount Beneficially Owned by Reporting Person.

         2,518,399

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

11.      Percent of Class Represented by Amount in Row (9)

         6.5%

12.      Type of Reporting Person

         IN

Item 1(a):        Name of Issuer:

                  Artesyn Technologies, Inc. (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  7900 Glades Road
                  Suite 500
                  Boca Raton, FL  33434-4105

Items 2(a)        Name of Person Filing; Address of Principal Business Office
and 2(b):

                  This Schedule is being jointly filed by:

                    (i) Copper Beech Capital Advisors LLC ("Advisors"), a Delaware limited liability company which acts as general partner to two private investment partnerships (the "Partnerships"), with respect to the shares held by the Partnerships;

                    (ii) Copper Beech Capital Management, Inc. ("Management"), a
                         Delaware corporation which acts as investment advisor to an offshore investment fund (the "Fund") and an institutional managed account (the "Managed Account"), with respect to the shares held by the Fund and the Managed Account; and

                    (iii)Frank R. DeSantis, Jr.  managing member of Advisors and
                         President of Management, with respect to all of the reported shares.

The principal business address of each reporting person is 540 Madison Avenue, 33rd Floor, New York, New York 10022.

Item 2(c):     Citizenship:

               (i)      Advisors is a Delaware limited liability company;
               (ii)     Management is a Delaware corporation; and
               (iii)    Mr. DeSantis is a United States citizen.

Item 2(d):     Title of Class of Securities:

               Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e):     CUSIP Number:

               043127109

Item 3: If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
        (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
        (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).
        (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1 (b)(1)(ii)(F).
        (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1 (b)(1)(ii)(G).
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
        (j)  [ ] Group, in accordance with ss. 240.13d-1 (b)(1)(ii)(J).


Item 4:        Ownership:

               The following states the beneficial ownership of the reporting persons as of April 2, 2004. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Partnerships, the Fund, and the Managed Account, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Advisors, in its capacity as general partner to the Partnerships; (iii) indirectly by Management, in its capacity as investment advisor to the Fund and the Managed Account; and (iv) indirectly by Mr. DeSantis, who, as principal of Advisors and Management, has the power to direct the vote or disposition of such securities.

                           ADVISORS:

                           (a)  Amount beneficially owned: 1,255,326 shares

                           (b)  Percent of class: 3.2%.

                           (c)  Number of shares as to which such person has:
                                    (i)      Sole power to vote or direct the
                                             vote: -0-
                                    (ii)     Shared power to vote or direct the
                                             vote: 1,255,326
                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-
                                    (iv)     Shared power to dispose or direct
                                             the disposition: 1,255,326

                           MANAGEMENT:

                           (a)  Amount beneficially owned: 1,263,073 shares

                           (b)  Percent of class: 3.3%.

                           (c)  Number of shares as to which such person has:
                                    (i)      Sole power to vote or direct the
                                             vote: -0-
                                    (ii)     Shared power to vote or direct the
                                             vote: 1,263,073
                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-
                                    (iv)     Shared power to dispose or direct
                                             the disposition: 1,263,073

                           DESANTIS:

                           (a)  Amount beneficially owned: 2,518,399 shares

                           (b)  Percent of class: 6.5%.

                           (c)  Number of shares as to which such person has:
                                    (i)      Sole power to vote or direct the
                                             vote: -0-
                                    (ii)     Shared power to vote or direct the
                                             vote: 2,518,399
                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-
                                    (iv)     Shared power to dispose or direct
                                             the disposition: 2,518,399

Item 5:           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The Partnerships, the Fund, and the Managed Account have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties indivisually owns beneficially more than 5% of the class.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9:           Notice of Dissolution of Group:

                  Not Applicable.

Item 10:          Certification:

                  By signing below each of the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2004


                                     COPPER BEECH CAPITAL ADVISORS LLC

                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          Managing Member


                                     COPPER BEECH CAPITAL MANAGEMENT, INC.

                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          President


                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                          Frank R. DeSantis, Jr.

                             JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 12, 2004.


                                      COPPER BEECH CAPITAL ADVISORS LLC

                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          Managing Member


                                     COPPER BEECH CAPITAL MANAGEMENT, INC.

                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                     By:  Frank R. DeSantis, Jr.
                                          President


                                          /s/ Frank R. DeSantis, Jr.
                                     ---------------------------------------
                                          Frank R. DeSantis, Jr.